5 G WIRELESS COMMUNICATIONS, INC.
                                 4136 Del Rey Ave.,
                             Marina Del Rey, Ca, 90292
                                 Tel:  310 448-8022
                                 Fax:  310 305-3076
                                 www.5Gwireless.com


VIA EDGAR


July 13, 2007


U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:  5G Wireless Communications, Inc.
     Registration Statement on Form SB-2
     Filed August 8, 2006
     File No. 333-136376

Dear Sir/Madame:

     Pursuant to Rule 477 under the Securities Act of 1933, as amended, 5G Wireless Communications, Inc., a Nevada corporation
("Company"), hereby requests withdrawal of the Form SB-2 registration statement (File No. 333-136376) filed on August 8, 2006.

     This request is being made because the Company has elected not to pursue the registration of the securities included in the Registration Statement at this time. No securities were offered or sold pursuant to the Registration Statement. Please apply the Company's filing fee to its EDGAR account.

     Please contact the undersigned with any questions or comments regarding this request.

                                       Sincerely,

                                       /s/  Jerry Dix
                                       Jerry Dix,
                                       Chief Executive Officer

cc:  Brian F. Faulkner, Esq.